Exhibit 99.1

CONSTELLIUM SE 2024 ANNUAL GENERAL MEETING VOTING RESULTS

Total Shares Outstanding: 145,832,473

Total Shares Voted: 127,155,122

Total % of Shares Voted: 87.19%

PROPOSALS / RESOLUTIONS		TOTAL SHARES VOTED FOR	TOTAL SHARES VOTED AGAINST	ABSTENTIONS
Resolution 1	Re-appointment of Mr. Jean-Christophe DesLarzes as a director for a term of 3 yrs	124,779,828	2,338,167	37,127
Resolution 2	Re-appointment of Ms. Isabelle Boccon-Gibod as a director for a term of 3 yrs	125,623,086	1,495,759	36,277
Resolution 3	Re-appointment of Mr. Jean-Philippe Puig as a director for a term of 3 yrs	126,287,237	827,817	40,068
Resolution 4	Approval of statutory financial statements and transactions for the financial year ended 31 December 2023	126,751,542	456	403,124
Resolution 5	Approval of the consolidated financial statements and transactions for the financial year ended 31 December 2023	126,752,671	466	401,985
Resolution 6	Discharge (quitus) of the directors, the CEO, and the Statutory Auditors in respect of the performance of their duties for the financial year ended 31 December 2023	110,133,465	203,708	16,817,949
Resolution 7	Allocation of results for the financial year ended 31 December 2023	127,108,917	7,422	38,783
Resolution 8	Authorization to be given to the Board for the repurchase by the Company of its own shares in accordance with article L225-209-2 of the French Commercial Code	126,810,346	266,954	77,822
Resolution 9	Authorization to be given to the Board to reduce Company’s share capital by cancelling shares acquired pursuant to the authorization for the Company to repurchase its own shares in accordance with article L225-209-2 of the French Commercial Code	127,141,650	3,357	10,115
Resolution 10	Authorization to be given to the Board to reduce Company’s share capital by cancelling shares acquired by the Company pursuant to article L225-208 of the French Commercial Code	127,142,030	2,742	10,350

PROPOSALS / RESOLUTIONS		TOTAL SHARES VOTED FOR	TOTAL SHARES VOTED AGAINST	ABSTENTIONS
Resolution 11	Delegation of competence to the Board to increase Company’s share capital by issuance of ordinary shares or other securities, without preferential subscription rights, by way of a public offering other than within the meaning of article L411-2 1° of the French Monetary and Financial Code, up to 880,919 euros (representing 30% of the share capital), for a 15 month-period	95,677,335	31,465,563	12,224
Resolution 12	Delegation of competence to the Board to increase the number of shares issued in case of a capital increase, without preferential subscription rights, by way of a public offering other than within the meaning of article L411-2 1° of the French Monetary and Financial Code, in accordance with article L225-135-1 of the French Commercial Code, by up to 15%, for a 15 month-period	95,657,891	31,456,501	40,730
Resolution 13	Delegation of competence to the Board to increase the number of shares issued in case of a capital increase, without preferential subscription rights, by way of an offering within the meaning of article L411-2 1° of the French Monetary and Financial Code, in accordance with article L225-135-1 of the French Commercial Code, by up to 15%, for a 15 month-period	97,152,270	29,962,310	40,542
Resolution 14	Delegation of competence to the Board to increase Company’s share capital by issuance of new shares of the Company to participants to an employee savings plan without preferential subscription rights, up to 29,363.98 euros (representing 1% of the share capital), for a 15 month-period	126,700,197	444,405	10,520
Resolution 15	Authorization to be given to the Board to freely allocate shares, to be issued or existing, under the Constellium SE 2013 Equity Incentive Plan, for a 38-month-period, up to 6,000,000 ordinary shares of the Company	93,884,723	33,224,595	45,804
Resolution 16	Powers to carry out formalities	127,110,128	2,933	42,061